FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 5TH, 2021

1.       DATE, TIME AND PLACE: on May 5th, 2021, at 03:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (ii) Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation on the quarterly information for the period ended March 31, 2021: after presentation by Mr. Guillaume Gras, and in accordance with the recommendation of approval of the Audit Committee, the Board Members decided to approve the quarterly information for the period ended March 31, 2021 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by referral to the Securities and Exchange Commission - CVM, the Securities Exchange Commission - SEC and B3 SA - Brasil, Bolsa, Balcão.;

5.2       Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B5, B6 and B7 of the Compensation Plan, and to Series C4, C5, C6 and C7 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 23,517,280.08 (twenty-three million, five hundred and seventeen thousand, two hundred and eighty reais and eight cents), by issuance of 544,106 (five hundred and forty-four thousand and one hundred and six) common shares, whereas:

(i)	72,606 (seventy-two thousand and six hundred and six) common shares, at the issuance rate of R$ 56.78 (fifty-six reais and seventy-eight cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 4,122,568.68 (four million, one hundred and twenty-two thousand, five hundred and sixty-eight reais and sixty-eight cents), due to the exercise of options from Series C4;

(ii)	22,363 (twenty-two thousand, three hundred and sixty-three) common shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 223.63 (two hundred and twenty-three reais and sixty-three cents), due to the exercise of options from Series B5;

(iii)	124,354 (one hundred and twenty four, three hundred and fifty-four) common shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one cent) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 7,785,803.94 (seven million, seven hundred and eighty-five thousand, eight hundred and three reais and ninety-four cents), due to the exercise of options from Series C5;

(iv)	74,564 (seventy-four thousand, five hundred and sixty-four) common shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 745.64 (seven hundred and forty-five reais and sixty-four cents), due to the exercise of options from Series B6;

(v)	102,302 (one hundred and two thousand, three hundred and two) common shares, at the issuance rate of R$ 70.62 (seventy reais and sixty-two cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 7,224,567.24 (seven million, two hundred and twenty-four thousand, five hundred and sixty-seven reais and twenty-four cents) due to the exercise of options from Series C6;

(vi)	62,283 (sixty-two thousand, two hundred and eighty-three) common shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 622.83 (six hundred and twenty-two reais and eighty-three cents), due to the exercise of options from Series B7; and

(vii)	85,634 (eighty-five thousand, six hundred and thirty-four) common shares, at the issuance rate of R$ 51.18 (fifty-one reais and eighteen cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 4,382,748.12 (four million, three hundred and eighty-two thousand, seven hundred and forty-eight reais and twelve cents) due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 5.849.866.585,69 (five billion, eight hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents) to R$ 5,873,383,865.77 (five billion, eight hundred and seventy three million, three hundred and eighty-three thousand, eight hundred and sixty-five reais and seventy-seven cents), fully subscribed and paid for, divided into 268,895,673 (two hundred and sixty-eight million, eight hundred and ninety-five thousand, six hundred and seventy-three) common shares with no par value. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda;

5.3.        Correction of the wording of item 5.1 (a) of the Minutes of the Meeting of the Board of Directors of the Company held on March 26, 2021: The rectification of the wording of item 5.1 (a) of the Minutes of the Meeting of the Board of Directors of the Company was approved held on March 26, 2021, in order to expressly state that:

(i) the global amount referring to the allocation of the Company's net income for the year ended December 31, 2020, in the amount of R $ 2,178,759,526.46, there was also the allocation of R $ 8,859,130.00 to the reserve of grant, as provided for in chapter II, item 3, of the Management Proposal and Participation Manual for the Annual and Extraordinary Shareholders' Meeting to be held on April 28, 2021, issued on March 26, 2021 ("Management Proposal" ); and

(ii) the global amount of minimum mandatory dividends, calculated in the fiscal year ended on December 31, 2020, the gross amount of R $ 456,087,886.97 must be paid in the form of interest on equity, and the amount of R $ 127,565,901.11 must be paid in the form of dividends, as provided for in chapter II, item 2, of the Management Proposal.

Accordingly, item 5.1 (a) becomes effective with the following wording: “(a) allocation of the Company's net income for the year ended December 31, 2020, in the amount of R $ 2,178,759,526.46, Of which: (a.1) R $ 108,937,976.32 allocated to the legal reserve account, pursuant to article 193 of Law 6,404 / 1976; (a.2) R $ 8,859,130.00 allocated to the grant reserve; (a.3) R $ 583,653,788.08, thus totaling the global minimum mandatory dividends calculated in the fiscal year ended on December 31, 2020, of which the gross amount of R $ 456,087,886.97 must be paid in interest on own capital and the amount related to the Withholding Income Tax (IRRF) will be deducted, in accordance with the legislation in force, with the exception of immune and / or exempt shareholders, and the amount of R $ 127,565,901 , 11 must be paid in the form of dividends, within 60 days of the date of the General Shareholders' Meeting that decides on the subject; and (a.4) R $ 1,477,308,632.06, referring to the retention of the results related to the fiscal year 2020 intended to cover the investment plan of 2021. This amount includes the Investment Plan of the Êxito group, a subsidiary of the Company ; ”

5.3.1 Ratification of all other terms of the Minutes of the Meeting of the Board of Directors of the Company held on March 26, 2021 that were not expressly corrected by this: The ratification of all other terms of the Minutes of the Board of Directors was approved of the Company's Board of Directors held on March 26, 2021 that were not expressly corrected by this.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, May 5th, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 5, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.